EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ExactTarget, Inc.

We consent to the incorporation by reference in the registration statement No. 333-180581 on Form S-8 of ExactTarget, Inc. of our report dated February 22, 2013, with respect to the consolidated balance sheets of ExactTarget, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule II - valuation and qualifying accounts, which report appears in the December 31, 2012 Annual Report on Form 10-K of ExactTarget, Inc.

/s/ KPMG LLP
Indianapolis, Indiana
February 22, 2013